Final Term Sheet dated August 28, 2008
(To prospectus dated September 8, 2006 and to Product Supplement No. FX-2 dated August 8, 2008

Registration No. 333-137215
Filed pursuant to Rule 424(b)(5)

2,830,000 Units
100% Principal Protected Currency Notes
Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies
due March 3, 2010
$10 principal amount per unit
Final Term Sheet No.159

Hartford Life Insurance Company

Pricing Date	*August 28, 2008*
Settlement Date	*September 10, 2008*
Maturity Date	*March 3, 2010*
CUSIP No.	*41660A201*

100% Principal Protected Currency Notes

- *131% participation in increases in the Russian ruble, Indonesian rupiah, Malaysian ringgit, and Singapore dollar relative to the Dollar*
- *100% principal protection at maturity*
- *A maturity of approximately 18 months*
- *No periodic interest payments*
- *The notes will not be listed on any securities exchange*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

THE HARTFORD

The notes will have the terms specified in this term sheet as supplemented by the disclosure in the documents indicated herein under "Additional Terms of the Notes" (together the "Note Prospectus"). Investing in the notes involves a number of risks. **See "Risk Factors" beginning on page TS-5 of this final term sheet, "Additional Risk Factors" beginning on page PS-4 of Product Supplement No. FX-2, and "Risk Factors" beginning on page 6 of the prospectus dated September 8, 2006.**

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

NONE OF THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY STATE SECURITIES COMMISSION NOR ANY STATE INSURANCE COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS NOTE PROSPECTUS, THE ACCOMPANYING PRODUCT SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Unit	Total
Public offering price (1)	$10.00	$28,300,000.00
Underwriting discount (1)	$.15	$ 424,500.00
Proceeds, before expenses, to Hartford Life Insurance Company	$9.85	$27,875,500.00

(1) The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.10 per unit, respectively.

Merrill Lynch & Co.
August 28, 2008

100% Principal Protected Currency Notes Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3 , 2010 Summary The 100% Principal Protected Currency Notes linked to the value of the Russian ruble, Indonesian rupiah, Malaysian ringgit and Singapore dollar due March 3, 2010 are direct, unsecured, senior obligations of Hartford Life Insurance Company in the series “Medium-Term Notes Linked to Currency Exchange Rates” that provide investors with a 131% participation rate based upon the sum of the weighted return of each Exchange Rate (as defined below) as calculated on the Valuation Date (the “Cumulative Return”). The Cumulative Return will increase if the value of the Russian ruble, Indonesian rupiah, Malaysian ringgit and Singapore dollar (each, an “Underlying Currency” and together, the “Underlying Currencies”) appreciates against the Dollar. The Cumulative Return will decrease if the value of the Underlying Currencies depreciates against the Dollar. Investors should not expect to receive a return on the notes unless they are of the view that the value of the Underlying Currencies will appreciate versus the Dollar over the term of the notes. We will make no payment of interest on the notes. Terms of the notes Determining Payment at Maturity Issuer: Hartford Life Insurance Company On the maturity date, you will receive a cash payment per unit denominated in Dollars, equal to the Redemption Amount. If the Cumulative Return is less than or Original Public $10 per unit equal to zero, you will receive only the Minimum Redemption Amount per unit. The Offering Price: Cumulative Return will increase if the value of the Underlying Currencies appreciates against the Dollar. The Cumulative Return will decrease if the value of the Underlying Maturity Date: March 3, 2010 Currencies depreciates against the Dollar. Principal $28,300,000.00 The “Redemption Amount” per unit to which you will be entitled will depend on the Amount: direction of and the percentage change in the Exchange Rates and the Participation Minimum Rate, and will be determined as set forth below: Redemption $10 per unit Amount: Determine the February 24, 2010, the fifth Cumulative scheduled business day, (as defined Return on the Valuation Date: in Product Supplement No. FX-2) Valuation Date immediately prior to the maturity date. Participation 131% Rate: The Exchange Rates, as further explained in this term sheet under Is the “Exchange Rates”, for each Cumulative Yes Currency are: Return positive You will receive, per unit, your Principal Amount (i) Russian ruble: Initially 24.5658, on the of $10 plus: the number of Russian rubles per Valuation one United States dollar; Date? $10 × Cumulative Return × Participation Rate (ii) Indonesian rupiah: Initially 9158, Exchange Rates: the number of Indonesian rupiah per one United States dollar; (iii) Malaysian ringgit: Initially 3.3759, the number of Malaysian ringgit per No one United States dollar; and You will receive the Minimum Redemption Amount of $10 per unit. (iv) Singapore dollar: Initially 1.4137, the number of Singapore dollars per one United States dollar. Exchange Rate 25% for each Exchange Rate. Weighting: The sum of each Weighted Return, Cumulative as further explained in this term Return: sheet under “Exchange Rates” Calculation Merrill Lynch Capital Services, Inc. Agent: 100% Principal Protected Notes TS-2

100% Principal Protected Currency Notes
Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3, 2010
STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

Hypothetical Payout Profile


Redemption Amount per Unit
$14
$13
$12
$11
$10
$9
$8
$7
$6
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
Cumulative Return

This graph reflects the hypothetical performance of the notes, with a Participation Rate of 131%. The blue line reflects the hypothetical Redemption Amount of the notes while the dotted gray line reflects the hypothetical performance of the Cumulative Return without the Minimum Redemption Amount and a Participation Rate of 131%, taking into account only movements in the Exchange Rates.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Cumulative Return and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are examples of Redemption Amount calculations based upon the Participation Rate of 131%:

Example 1—The hypothetical Cumulative Return on the Valuation Date is equal to -50%:

Cumulative Return on the Valuation Date: -50%

Redemption Amount (per unit) = $10.00

(The Redemption Amount will be $10.00 because the Redemption Amount cannot be less than $10.00 per unit)

Example 2— The hypothetical Cumulative Return on the Valuation Date is equal to 5%:

Cumulative Return on the Valuation Date: 5%

Redemption Amount (per unit) = $\$10 + (\$10 \times (5\% \text{ x } 131\%)) = \$10.655$

Example 3— The hypothetical Cumulative Return on the Valuation Date is equal to 15%:

Cumulative Return on the Valuation Date: 15%

Redemption Amount (per unit) = $\$10 + (\$10 \times (15\% \text{ x } 131\%)) = \$11.965$

100% Principal Protected Notes
TS-3

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

100% Principal Protected Currency Notes
Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3, 2010

The following table illustrates a range of Cumulative Returns on the Valuation Date:

- the total amount payable on the maturity date per unit;
- the total rate of return to holders of the notes; and
- the pretax annualized rate of return to holders of the notes.

The table below based upon notes with the Participation Rate of 131%.

Hypothetical Cumulative Return on the Valuation Date	Total Amount Payable at Maturity per unit (1)	Total Rate of Return on the notes	Pretax Annualized Rate of Return on the notes (2)
-50%	$10.000	0.00%	0.00%
-45%	$10.000	0.00%	0.00%
-40%	$10.000	0.00%	0.00%
-35%	$10.000	0.00%	0.00%
-30%	$10.000	0.00%	0.00%
-25%	$10.000	0.00%	0.00%
-20%	$10.000	0.00%	0.00%
-15%	$10.000	0.00%	0.00%
-10%	$10.000	0.00%	0.00%
-5%	$10.000	0.00%	0.00%
0%	$10.000	0.00%	0.00%
5%	$10.655	6.55%	4.33%
10%	$11.310	13.10%	8.49%
15%	$11.965	19.65%	12.49%
20%	$12.620	26.20%	16.35%
25%	$13.275	32.75%	20.08%
30%	$13.930	39.30%	23.69%
35%	$14.585	45.85%	27.19%
40%	$15.240	52.40%	30.58%
45%	$15.895	58.95%	33.88%
50%	$16.550	65.50%	37.09%

(1) The amount you receive on the maturity date will not be less than $10.00 per unit.
(2) The pretax annualized rates of return specified in these columns are calculated on a semiannual bond equivalent basis and assume an investment term from September 10, 2008 to March 3, 2010.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Cumulative Return, as calculated based upon the Exchange Rates on the Valuation Date and the term of your investment.

100% Principal Protected Notes
TS-4

100% Principal Protected Currency Notes Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3 , 2010 Risk Factors An investment in the notes involves significant risks. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Additional Risk Factors” section included in the Product Supplement No. FX-2 and the “Risk Factors” section included in the prospectus dated September 8, 2006. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may not earn a return on your investment. Your yield may be lower than the yield on other debt securities of comparable maturity or a direct investment in the Underlying Currencies. The Cumulative Return on the Valuation Date may be less than the Cumulative Return would have been if calculated at other times during the term of the notes. Changes in the Exchange Rates may offset each other. The notes are designed to be held to maturity. You must rely on your own evaluation of the merits of an investment linked to the Exchange Rates. The return on your notes depends on the Exchange Rates which are affected by many complex factors outside of our control. Even though currency trades around-the-clock, your notes will not trade around-the-clock and the prevailing market prices for your notes may not reflect the underlying currency prices and rates. A trading market for the notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the notes. The Calculation Agent may have adverse economic interests to the holders of the notes, particularly where the Calculation Agent exercises discretion. The terms of your notes may be affected by a related hedging transaction we enter into. Many factors affect the trading value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor. The Cumulative Return is not a market index and may not accurately reflect global market performance. The historical performance of the Exchange Rates is not an indication of the future performance of the notes. You have no rights to receive any of the Underlying Currencies. The notes should be contingent payment debt instruments for U.S. federal income tax purposes. Your notes are not insurance products protected under state insurance laws. In insolvency, your notes would not be treated as policyholder claims. Investor Considerations You may wish to consider an investment in the notes if: The notes may not be appropriate investments for you if: You anticipate that the Cumulative Return on the Valuation You anticipate that the Cumulative Return on the Valuation Date will be sufficiently positive to provide you with your Date will not be sufficiently positive to provide you with your desired return. desired return. You accept that you will only receive your original investment You seek an investment that provides a guaranteed redemption amount if the Cumulative Return is zero or negative on the amount above the principal. Valuation Date. You seek interest payments or other current income on your You understand that we will not pay interest on the notes, such investment. as fixed or floating rate interest paid on traditional interest You want assurances that there will be a liquid market if and bearing debt securities. when you want to sell the notes prior to maturity. You are willing to accept that a trading market for the notes is not expected to develop. Other Provisions We may deliver the notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the notes occurs more than three business days from the Pricing Date, purchasers who wish to trade notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities. 100% Principal Protected Notes TS-5

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

100% Principal Protected Currency Notes
Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3, 2010

Exchange Rates

The notes are designed to allow investors to participate in changes in the Dollar value of the Underlying Currencies (the "Exchange Rates"), over the term of the notes. The Underlying Currencies are the Russian ruble, the Indonesian rupiah, the Malaysian ringgit, and the Singapore dollar. Each of the Exchange Rates will be weighted equally. Each Exchange Rate will be expressed as the number of units of the applicable Underlying Currency for which one unit of the Dollar can be exchanged.

The "Cumulative Return" will be determined by the Calculation Agent on the Valuation Date and will equal the sum of each Weighted Return (as defined below).

The "Weighted Return" with respect to an Underlying Currency will be determined by the Calculation Agent using this formula:

$$\text{Exchange Rate Weighting} \times \left(\frac{\text{Initial Exchange Rate} - \text{Final Exchange Rate}}{\text{Final Exchange Rate}}\right)$$

This formula will result in the Weighted Return being positive when the value of an Underlying Currency appreciates relative to the Dollar and being negative when the value of an Underlying Currency depreciates relative to the Dollar.

The "Initial Exchange Rate" will equal the value of the applicable Exchange Rate at the specified time below; as of the Pricing Date. The actual Initial Exchange Rate has been set forth below.

The "Final Exchange Rate" will equal the value of the applicable Exchange Rate at the specified time on the Valuation Date.

The "Exchange Rate Weighting" with respect to each Exchange Rate will equal 25%.

As Exchange Rates move, the Dollar value of each Underlying Currency will vary based on the appreciation or depreciation of that Underlying Currency. Assuming no other changes, any appreciation in an Underlying Currency relative to the Dollar will result in a net increase in the Cumulative Return. Conversely, any depreciation in an Underlying Currency relative to the Dollar will result in a net decrease in the Cumulative Return.

Set forth below are two examples of hypothetical Cumulative Return and Redemption Amount calculations (rounded to two decimal places) based upon the Participation Rate of 131%, Initial Exchange Rates for each Exchange Rate as reported by Reuters on August 28, 2008, the Pricing Date and hypothetical Final Exchange Rates for each Exchange Rate as stated below:

Example 1

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate
Russian ruble	25.00%	24.5658	22.1092
Indonesian rupiah	25.00%	9158.0000	9615.9000
Malaysian ringgit	25.00%	3.3759	3.2071
Singapore dollar	25.00%	1.4137	1.4844

(i) Weighted Return for the Russian ruble: $25\% \times \left(\frac{24.5658 - 22.1092}{22.1092}\right) = 2.78\%$

(ii) Weighted Return for the Indonesian rupiah: $25\% \times \left(\frac{9158.0000 - 9615.9000}{9615.9000}\right) = -1.19\%$

(iii) Weighted Return for the Malaysian ringgit: $25\% \times \left(\frac{3.3759 - 3.2071}{3.2071}\right) = 1.32\%$

(iv) Weighted Return for the Singapore dollar: $25\% \times \left(\frac{1.4137 - 1.4844}{1.4844}\right) = -1.19\%$

Based on the above, the Cumulative Return would be 1.72% = 2.78% - 1.19% + 1.32% -1.19% (the sum of the Weighted Returns). As a result, the Redemption Amount per unit would be equal to $10.23 = $10 + ($10 x 1.72% x 131%).

100% Principal Protected Notes TS-6

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION
100% Principal Protected Currency Notes
Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3, 2010

Example 2

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate
Russian ruble	25.00%	24.5658	27.0224
Indonesian rupiah	25.00%	9158.0000	8700.1
Malaysian ringgit	25.00%	3.3759	3.5447
Singapore dollar	25.00%	1.4137	1.343

(i) Weighted Return for the Russian ruble: $25\% \times \left(\frac{24.5658 - 27.0224}{27.0224}\right) = -2.27\%$

(ii) Weighted Return for the Indonesian rupiah: $25\% \times \left(\frac{9158.0000 - 8700.1000}{8700.1000}\right) = 1.32\%$

(iii) Weighted Return for the Malaysian ringgit: $25\% \times \left(\frac{3.3759 - 3.5447}{3.5447}\right) = -1.19\%$

(iv) Weighted Return for the Singapore dollar: $25\% \times \left(\frac{1.4137 - 1.343}{1.343}\right) = 1.32\%$

Based on the above, the Cumulative Return would be -0.82% = -2.27% + 1.32% -1.19% + 1.32% (the sum of the Weighted Returns). As a result, the Redemption Amount per unit would be equal to $10. The Redemption Amount cannot be less than the $10 Minimum Redemption Amount per unit.

The Initial Exchange Rates were, and Final Exchange Rates for each will be determined as follows:

(i) for the Russian ruble, the number of Russian rubles which can be purchased with one Dollar, as reported by Reuters on page RUBMCMEEMTA=, or any substitute page thereto, at approximately 10 a.m. in London, United Kingdom;

(ii) for the Indonesian rupiah, the number of Indonesian rupiahs which can be purchased with one Dollar, as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore;

(iii) for the Malaysian ringgit, the number of Malaysian ringgits which can be purchased with one Dollar, as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore; and

(iii) for the Singapore dollar, the number of Singapore dollars which can be purchased with one Dollar, as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore.

If the Exchange Rates are not so quoted on Reuters page RUBMCMEEMTA= or Reuters page ABSIRFIX01 (as applicable), or any substitute pages thereto, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent after consultation with us) (the "Reference Banks"). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent after consultation with us), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine if such quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rates the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

100% Principal Protected Notes
TS-7

100% Principal Protected Currency Notes
Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3, 2010
STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

While historical information on the Cumulative Return did not exist before the Pricing Date, the following graph sets forth the hypothetical historical month-end values of the Cumulative Return from December 2002 through July 2008 as if each month-end date were the Valuation Date and if December 31, 2002 was the pricing date. The historical data used in this graph reflects the historical Exchange Rates available on Bloomberg, which may not be identical to those determined at the times set forth above. This hypothetical historical data on the Cumulative Return is not necessarily indicative of the future performance of the Exchange Rates or what the value of the notes may be. Any upward or downward trend in the hypothetical historical value of the Cumulative Return during any period set forth below is not an indication that the Cumulative Return is more or less likely to increase or decrease in value at any time over the term of the notes.


Hypothetical Historical Cumulative Return
Cumulative Return
25%
20%
15%
10%
5%
0%
Jan 2003
Jul 2003
Jan 2004
Jul 2004
Jan 2005
Jul 2005
Jan 2006
Jul 2006
Jan 2007
Jul 2007
Jan 2008
Jul 2008
Time

100% Principal Protected Notes
TS-8

100% Principal Protected Currency Notes Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3 , 2010 Special Tax Considerations We have determined that the “comparable yield” for the notes is 2.5400%, compounded annually. This comparable yield results in a “projected payment schedule,” per $10 note, of a single payment at maturity of $10.38. The table below shows the OID that will accrue each year, based on this information. The amount in the center column reflects the total interest amount a calendar year taxpayer who purchases and holds a $10 note to maturity would generally include in his or her taxable income each year. At maturity, however, if the actual payment at maturity (i.e., the Redemption Amount) exceeds the projected payment at maturity, the excess would be included in income for the year of maturity. Conversely, if the actual payment at maturity (i.e., the Redemption Amount) were less than the projected payment at maturity, the difference generally would be an ordinary loss in that year, to the extent of previous income inclusions under the note, and the balance generally would be a capital loss. In addition, if on a date that is more than six months prior to the maturity date the amount of the payment at maturity becomes fixed (or a minimum amount for such payment becomes fixed), special rules may apply. Cumulative accrued OID per Calendar Year Accrued OID per $10 note $10 note through year-end 2008 (from 9/10) $0.08 $0.08 2009 $0.26 $0.34 2010 (to 3/3) $0.04 $0.38 Neither the comparable yield nor the projected payment schedule constitutes a representation by us of the actual amount that we will pay on the notes. You are urged to review carefully the section entitled “Additional Material United States Federal Income Tax Considerations” in Product Supplement No. FX-2 dated August 8, 2008, and consult your tax adviser regarding your particular circumstances. 100% Principal Protected Notes TS-9

100% Principal Protected Currency Notes Linked to the Value of the Russian, Indonesian, Malaysian and Singapore Currencies due March 3 , 2010 Additional Terms of the notes You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors,” and “Additional Risk Factors,” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website): Product Supplement No. FX-2 dated August 8, 2008: http://www.sec.gov/Archives/edgar/data/45947/000136231008004360/c74464e424b3.htm Prospectus dated September 8, 2006: http://www.sec.gov/Archives/edgar/data/45947/000093041306006622/c39754_s3asr.txt Our Central Index Key, or CIK, on the SEC Website is 0000045947. References in this term sheet to “The Hartford.”, “we”, “us” and “our” are to Hartford Life Insurance Company, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated. Hartford Life Insurance Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, any MLPF&S agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408. Structured Investments Classification MLPF&S classifies certain structured investments (the “Structured Investments”), including notes (“Structured Notes”), into four categories, each with different investment characteristics. The description below briefly describes the “Principal Protection” category. The notes are Principal Protected Structured Notes, currently the only type of Structured Notes we offer. Structured Notes may combine characteristics that are relevant to one or more of the other categories. As such, this classification should not be relied upon as a description of the notes. Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. These notes provide full principal protection. Principal protection may not be achieved if the investment is sold prior to maturity. The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance. 100% Principal Protected Notes TS-10